UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Q1 2026 Trading Update (Unaudited)
1st May 2026	Continued execution drives good Q1 result. On track to deliver 2026 guidance.

Highlights
●	Underlying Group sales up 4% in Q1.
●
All business units performing in line with expectations; continued strong performance in Virtual Learning with underlying sales up 21%, and Assessment & Qualifications expected to return to growth from Q2.

●	On track to deliver 2026 full year guidance.
●	Continued progress against our 2026 priorities, including:
	o	Advancing core business and enterprise power metrics, with an Enterprise strategic partnership with Salesforce and US Student Assessment contract win in Wyoming (link here).
	o	Leading with the application of innovative technologies, including the roll out of Communication Coach - an AI-powered learning solution integrated into Microsoft 365.
o
Expansion of AI learning offerings through the launch of a Foundations of AI course for teachers (link here) and the first professional certification for Adobe Firefly (link here), helping to upskill learners and workers in the AI era.

●	£350m share buyback programme progressing well.

Omar Abbosh, Pearson’s Chief Executive, said:
“We have had an encouraging start to the year, with a good performance in line with our expectations and continued progress against our strategy. We are executing with discipline, advancing our core business and enterprise offerings, while applying innovative technologies to enhance learner experiences. We remain confident in the momentum we are seeing for 2026 and in our ability to deliver attractive growth for our shareholders.”

Underlying Group sales growth of 4% in Q1 2026
●
Assessment & Qualifications sales were down 1%, as expected. Growth in Pearson Professional Assessments was driven by continued momentum from new contracts launched last year, partially offset by headwinds in PDRI. Clinical Assessment grew due to the continued traction of our products, particularly in International markets, pricing, and digital product growth. US Student Assessment won a new statewide assessment contract in Wyoming in the period, but sales declined impacted by the previously disclosed loss of the New Jersey contract. UK & International Qualifications declined slightly due to delivery phasing, reversing in Q2.

●
Virtual Learning sales grew 21%, reflecting strong enrolment momentum within 2025/2026 academic year with enrolment growth increasing to 15%, alongside funding upside that phased earlier than last year, and favourable mix. Enrolment performance continues to be supported by ongoing investment in marketing and strong execution.

●
Higher Education sales were up 2%, driven by continued solid performance in our core US Courseware business, partially offset by challenging trading conditions in mature International markets. In the quarter, there was growth of 19% in Inclusive Access and 2% in US digital subscriptions.

●	English Language Learning sales increased 2%, driven by Institutional. Pearson Test of English (PTE) declined slightly due to a continued tough market backdrop.
●
Enterprise Learning & Skills sales were up 8%. Vocational Qualifications grew well, in part benefitting from revenue phasing. Enterprise Solutions grew strongly, driven by the monetisation of strategic partnerships, including Salesforce.

On track to deliver 2026 guidance and medium term outlook unchanged
●
For 2026, we expect to deliver mid-single digit underlying sales growth, adjusted operating profit of £640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), including the impact of the 2025 product development impairment1, and free cash flow conversion2 of 90%-100%.

●
Over the medium term, Pearson continues to be positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion, in the region of 90% to 100%, on average, across the period.

Strong financial position
●	Pearson’s financial position remains strong, with low leverage and strong liquidity.
●	Our £350m share buyback programme is progressing well. As at 31st March 2026, £219m of shares had been repurchased at an average price of 964p per share.
●	In April 2026, we successfully issued a £350m 10-year bond under our Euro Medium Term Note (EMTN) programme.

Financial summary
Sales	Q1 2026 Underlying growth
Assessment & Qualifications	(1)%
Virtual Learning	21%
Higher Education	2%
English Language Learning	2%
Enterprise Learning & Skills	8%
Total	4%

Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes

2026 guidance summary

Underlying Sales growth	Group	Mid-single digit growth.
	Assessment & Qualifications	Low to mid-single digit growth, driven by new contracts, products and pricing. Returning to growth from Q2, supported by new business and recently awarded contracts.
	Virtual Learning	Stronger growth than 2025, particularly in H1, driven by a full year of enrolment growth.
	Higher Education	Will grow more than 2025, supported by continued product and platform innovation, pricing and Inclusive Access in our core US courseware business, with improvement in the K12 channel.
	English Language Learning	Higher growth than 2025 driven by market share gains and pricing, with PTE returning to growth. Growth will again be Q4 weighted given the seasonality of the business.
	Enterprise Learning & Skills	Growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.
Group Profit	Adjusted Operating Profit	£640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), which includes lower amortisation in 2026 following the 2025 product development impairment.
	Interest	Adjusted net finance costs of c.£80m – includes associated costs of funding the £350m share buyback.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be c.25%.
Cash flow		We expect a free cash flow conversion of 90-100%.
FX		Every 1c movement in £:$ rate equates to approximately £5m adjusted operating profit impact.

1The 2025 product development impairment relates to a £87m non-cash, one-off impairment of legacy product development assets arising from a strategic platform convergence. This convergence is expected to deliver ongoing operational improvements and results in a c.£15m per annum adjusted operating profit improvement, on average, over the next 6 years in Higher Education.
2Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Contacts
Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Brennan Matthews	+1 (332) 238-8785
Media Edelman Smithfield Pearson	Latika Shah Laura Ewart	+44 (0) 7950 671 948 +44 (0) 7798 846 805
Conference call
We will hold a conference call to discuss Pearson’s Q1 2026 Trading Update today at 09:00 (BST). Dial in details are outlined below:

United Kingdom: +44 20 3936 2999
United States: +1 855 979 6654
Access Code: 729911
Global Dial-In Numbers

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That’s why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world’s lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn’t just what we do. It’s who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 May 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary